Room 4561
						  May 10, 2006

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

Re:	Intuit Inc.
	Form 10-K for the Fiscal Year Ended July 31, 2005
	Filed September 26, 2005
	Form 10-Q for the Quarterly Period Ended October 31, 2005
	Filed December 5, 2005
	Form 10-Q for the Quarterly Period Ended January 31, 2006
	Filed March 9, 2006
	Form 8-K Filed February 16, 2006
	File no. 0-21180

Dear Mr. Bennett:

      We have reviewed your response letter dated April 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 16, 2006

1. We note your response to our previous comment no. 8 and your proposed revised disclosures in Exhibit C. We have reviewed your response and we continue to believe that your current presentation of a full blown Statement of Operations to reconcile non-GAAP financial information to GAAP financial information creates a number of unique non-GAAP measures for which you have not adequately addressed the disclosure requirements of Question 8 of Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures. In view of the nature, content and format of the presentation, we also question whether it complies with Item 100(b) of Regulation G. While we note the Company has provided proposed disclosures describing each non-GAAP financial measure, such disclosures are overly broad and repetitive. As each of the non-GAAP measures excludes items that are considered recurring in nature the Company must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded.

For instance, we note the Company eliminates stock-based compensation from selling and marketing expenses, cost of product revenue, cost of service revenue and other line items. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (selling and marketing, cost of product, cost of services, etc.). Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company`s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance? It is also not clear how eliminating such expenses from your GAAP disclosures would be useful to an investor. If the Company wants to include a discussion of the impact of adopting SFAS 123R and you want to explain why the amounts in certain expenses differ from period to period; then tell us what consideration you gave to including such a discussion in your MD&A as opposed to disclosing as non-GAAP financial information.

We further note the Company excludes certain acquisition-related charges, such as in-process research and development, from your non-
GAAP disclosures as you believe "excluding these items facilitates comparison to [your] historical operating results and to the results of other companies in [your] industry, which have their own unique acquisition histories." Regardless of whether the costs to develop your technology were incurred internally or externally, explain how removing a portion of such costs makes your disclosures more comparable to other companies.

As previously requested, please revise your disclosures to include the following information for each of the non-GAAP financial measures presented or alternatively remove your reconciliation on the entire
Non-GAAP Statement of Operations and limit your reconciliation to the non-GAAP disclosures as indicated in the forepart of your earnings release (non-GAAP net loss and non-GAAP earnings per share).
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

2. We note your Non-GAAP Consolidated Statements of Operations in Table A2. Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. The Staff does not believe this presentation is appropriate.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Stephen M. Bennett
Intuit Inc.
May 10, 2006
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